DXI Reports Q2 2016 Results
Q2 2016 Daily Production Averages 498 BOEPD;
YTD Oil Production Rises 10% & YTD Natural Gas Production Increases 34%

VANCOUVER, BRITISH COLUMBIA, August 11, 2016 - DXI Energy Inc. (TSX:DXI.TO) (OTCQB: DXIEF) ("DXI" or the "Company"), an upstream oil and gas exploration and production company operating in Colorado’s Piceance Basin and the Peace River Arch region in British Columbia, today announced its financial results for the three and six month periods ended June 30, 2016.

2016 Q2 Key Financial and Operating Highlights are:

1.

Completed the initial $642,000 tranche of a $995,800 dual tranche private placement in support of the Company’s strategic plan that includes assessing oil production and reserve expansion opportunities;

2.	Reduced G&A expenses per BOE by 23% to $8.47 per BOE from $11.03 per BOE for the comparative period ended June 30, 2015; and

3.	Produced an average of 498 BOE/d, a 3% decrease from the average production of 514 BOE/d for the comparative period ended June 30, 2015.

CORPORATE SUMMARY – THREE AND SIX MONTHS ENDED JUNE 30, 2016

OPERATIONS	Three months ended June 30,			Six months ended June 30,
	2016	2015	Change	2016	2015	Change
Production
Oil and natural gas liquids (bbls/d)	236	329	-28%	315	287	10%
Natural gas (mcf/d)	1,574	1,109	42%	1,822	1,363	34%
Combined (BOE/d)	498	514	-3%	619	514	20%

Realized sales prices (1)
Oil and natural gas liquids ($/bbl)	43.01	64.22	-33%	37.85	58.15	-35%
Natural gas ($/mcf)	1.84	2.26	-19%	2.04	2.43	-16%

Operating expenses
Oil operations ($/bbl)	15.42	13.02	18%	15.69	17.03	-8%
Natural gas operations ($/mcf) (2)	2.08	3.13	-34%	2.66	3.54	-25%

Operating netback (3)
Oil operations ($/bbl)	20.20	38.70	-48%	15.13	30.28	-50%
Natural gas operations ($/BOE)	-2.35	-5.83	-60%	-4.96	-7.03	-29%

General and administrative expenses ($/BOE)	8.47	11.03	-23%	7.33	12.90	-43%

Notes:
(1)	Decrease reflected lower benchmark oil and natural gas prices in Canada and the rest of the world.
(2)	Decrease resulted from the allocation of fixed operating costs over a higher natural gas production volume.
(3)	Decline due to the reduction in oil prices.

FINANCIAL (CA$ thousands, except per share)	Three months ended June 30,			Six months ended June 30,
	2016	2015	Change	2016	2015	Change

Revenue	1,182	2,152	-45%	2,845	3,622	-21%
Royalties	178	384	-54%	474	577	-18%

Cash flow(1)	-162	490	-133%	-477	69	-791%
Cash flow per share (basic)	-0.00	0.01	-133%	-0.01	0.00	-789%
Cash flow per share (diluted)	-0.00	0.01	-133%	-0.01	0.00	-789%

Net income (loss)	-564	-503	12%	-2,163	-1,672	29%
Basic ($/common share)	-0.02	-0.01	11%	-0.06	-0.05	29%
Diluted ($/common share)	-0.02	-0.01	11%	-0.06	-0.05	29%

Capital expenditures, net of dispositions	246	572	-57%	497	1,861	-73%

Weighted average common shares outstanding (thousands)
Basic	36,745	36,480	1%	36,628	36,480	0%
Diluted	36,745	36,480	1%	36,628	36,480	0%

Debt, net of working capital				11,184	5,467	105%

Note:
(1)

“Cash flow” is a non-IFRS measure calculated by adding back settlement of decommissioning liabilities and change in operating working capital to cash flows from (used in) operating activities. See “Non- IFRS Measure” below for details.

SUPPLEMENTAL FINANCIAL INFORMATION – NON-IFRS MEASURE

	Three months ended		Six months ended
	June 30,		June 30,
(CA$ thousands)	2016	2015	2016	2015

Cash flows from operating activities	921	295	1,199	96
Change in operating working capital	(1,083)	195	(1,676)	(27)
Cash flow	(162)	490	(477)	69

About DXI ENERGY INC.

DXI Energy Inc. is an upstream oil and natural gas exploration and production company operating projects in Colorado’s Piceance Basin (30,362 net acres) and the Peace River Arch region in British Columbia (14,444 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The company is publicly traded on the Toronto Stock Exchange (DXI.TO) and the OTCQB (DXIEF).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are e based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and d described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and othe er currencies,as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory au uthorities. Weassume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracyof this news release.

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Contact:
DXI Energy Inc.
Robert L. Hodgkinson	Craig Allison
Chairman & CEO	Investor Relations- New York
604-638-5055	914-882-0960
investor@dxienergy.com	callison@dxienergy.com